15.OCT.2007 20:03 KBANK CN NO.049 P.2

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 開泰農民銀行

Adit Laixuthai, Ph.D.
First Senior Vice President

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 15 2007
WASH, D.C.
209

12g3-2(b) File No.82-4922

Ref No. OS.072/2007

October 15, 2007

SUPPL

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

07027175

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

Yours sincerely,

Oct 15, 07

ธนาคารกสิกรไทย
KASIKORNBANK

Ref. FA.061/2007

15 October 2007

To President

The Stock Exchange of Thailand

Subject : Submittal of the Unreviewed Financial Statement

Enclosed herewith, please find copies of the unreviewed financial statements for the third quarter ended 30 September 2007 in SET Smart compared with various time interval of financial statements previously reported.

We trust you will find the enclosed helpful and informative.

Yours sincerely,

(PRASARN TRAIRATVORAKUL)

President

ธนาคารกสิกรไทย
KASIKORNBANK

Summary statement of assets and liabilities [1]

As of 30 September 2007

Assets	Baht	Liabilities	Baht
Cash	17,204,482,194.48	Deposits	812,924,274,874.98
Interbank and money market items	122,051,835,795.47	Interbank and money market items	16,227,259,834.62
Securities purchased under resale agreements	-	Liabilities payable on demand	7,430,383,971.23
Investment in securities, net	111,863,650,538.98	Securities sold under repurchase agreements	-
(with obligations Baht 6,436,706,119.32)		Borrowings	47,524,141,594.22
Credit advances (net of allowance for doubtful accounts)	696,653,310,017.59	Bank's liabilities under acceptance	1,562,706,985.24
Accrued interest receivables	1,553,903,804.05	Other liabilities	25,195,924,098.79
Properties foreclosed	11,103,210,511.99	Total Liabilities	910,864,691,359.08
Customers' liabilities under acceptance	1,562,706,985.24		
Premises and equipment, net	23,467,660,967.16	**Shareholders' equity**	
Other assets	22,403,852,802.82	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,879,693,130.00
		Reserves and net profit after appropriation	58,831,097,590.78
		Other reserves and profit and loss account	14,289,131,537.92
		Total shareholders' equity	96,999,922,258.70
Total Assets	1,007,864,613,617.78	Total Liabilities and Shareholders' equity	1,007,864,613,617.78
Customers' liabilities under unmatured bills	5,489,282,014.09	Bank's liabilities under unmatured bills	5,489,282,014.09
Total	1,013,353,895,631.87	Total	1,013,353,895,631.87

	Baht
Non-Performing Loans[2] (net) as of 30 September 2007 (Quarterly)	20,516,679,135.79
(2.85% of total loans after allowance for doubtful accounts of Non – Performing Loans)	
Required provisioning for loan loss as of 30 September 2007 (Quarterly)	24,740,056,940.09
Actual allowance for doubtful accounts	29,703,008,131.26
Loan to related parties	26,092,240,417.75
Loans to related asset management companies	5,080,000,000.00
Loans to related parties due to debt restructuring	1,052,095,428.93
Borrowing as part of subordinated debentures cum preferred shares to be included in the Tier-1 capital, permitted by the Bank of Thailand	-
Legal capital fund	111,765,914,506.21
Changes in assets and liabilities this month due to penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, Section	-
Significant contingent liabilities	
Avals on bills and guarantees of loans	1,190,356,612.26
Letter of credit	17,810,211,497.97

[1] This summary statement has not been reviewed or audited by Certified Public Accountant

[2] Non – Performing Loans (gross) as of 30 September 2007 (Quarterly) 40,269,394,692.71

(5.44% of total loans before allowance for doubtful accounts)

ธนาคารกสิกรไทย
KASIKORNBANK 开泰银行

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 September 2007	30 June 2007	Change	31 December 2006	30 September 2007	30 June 2007	Change	31 December 2006 (Restated)
ASSETS								
Cash	17,205,011	19,667,895	(2,462,884)	18,410,830	17,204,482	19,666,985	(2,462,503)	18,410,307
Interbank and money market items								
Domestic items								
Interest bearing	14,147,700	1,104,079	13,043,621	1,375,214	14,194,934	1,098,467	13,096,467	1,321,941
Non-interest bearing	956,886	3,243,532	(2,286,646)	1,734,958	1,047,899	3,308,193	(2,260,294)	1,825,247
Foreign items								
Interest bearing	106,367,361	100,485,897	5,881,464	79,098,887	106,367,361	100,485,897	5,881,464	79,098,887
Non-interest bearing	441,642	1,069,906	(628,264)	632,914	441,642	1,069,906	(628,264)	632,914
Total interbank and money market items-net	121,913,589	105,903,414	16,010,175	82,841,973	122,051,836	105,962,463	16,089,373	82,878,989
Securities purchased under resale agreements	-	6,000,000	(6,000,000)	22,200,000	-	6,000,000	(6,000,000)	22,200,000
Investments								
Current investments-net	67,663,065	51,364,316	16,298,749	51,338,397	67,462,135	51,028,645	16,433,490	51,022,673
Long-term investments-net	35,646,870	40,425,311	(4,778,441)	50,165,759	35,144,056	39,834,339	(4,690,283)	49,298,641
Investment in subsidiaries & associated companies-net	589,373	513,864	75,509	482,468	9,257,459	9,257,459	-	9,740,599
Total investments-net	103,899,308	92,303,491	11,595,817	101,986,624	111,863,650	100,120,443	11,743,207	110,061,913
Loans and accrued interest receivables								
Loans	729,564,632	703,418,411	26,146,221	677,206,709	726,333,191	699,639,102	26,694,089	673,336,007
Accrued interest receivables	1,711,395	1,774,118	(62,723)	1,812,525	1,553,904	1,594,989	(41,085)	1,628,509
Total loans and accrued interest receivables	731,276,027	705,192,529	26,083,498	679,019,234	727,887,095	701,234,091	26,653,004	674,964,516
Less Allowance for doubtful accounts	(31,459,184)	(32,020,720)	561,536	(31,703,047)	(27,671,236)	(27,659,489)	(11,747)	(26,712,346)
Less Revaluation allowance for debt restructuring	(2,014,135)	(1,349,228)	(664,907)	(1,289,861)	(2,008,645)	(1,340,821)	(667,824)	(1,259,160)
Total loans and accrued interest receivables-net	697,802,708	671,822,581	25,980,127	646,026,326	698,207,214	672,233,781	25,973,433	646,993,010
Properties foreclosed-net	15,338,871	15,372,099	(33,228)	16,495,561	11,103,211	11,141,370	(38,159)	11,639,583
Customers' liability under acceptance	1,562,707	1,536,317	26,390	525,175	1,562,707	1,536,317	26,390	525,175
Premises and equipment-net	23,990,236	23,226,760	763,476	22,292,665	23,467,661	22,753,264	714,397	22,003,602
Intangible assets-net	6,309,205	5,932,953	376,252	5,318,302	5,067,473	4,659,474	407,999	3,971,149
Derivative revaluation	10,548,984	11,883,335	(1,334,351)	9,827,153	10,548,984	11,883,335	(1,334,351)	9,827,153
Other assets-net	8,724,158	8,983,053	(258,895)	9,584,138	6,787,396	7,099,169	(311,773)	8,359,597
Total Assets	1,007,294,777	962,631,898	44,662,879	935,508,747	1,007,864,614	963,056,601	44,808,013	936,870,478

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 September 2007	30 June 2007	Change	31 December 2006	30 September 2007	30 June 2007	Change	31 December 2006 (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY								
Deposits								
Deposits in baht	803,851,075	759,330,524	44,520,551	744,877,039	804,731,599	759,808,862	44,922,737	745,945,154
Deposits in foreign currencies	8,192,676	4,859,286	3,333,390	6,053,802	8,192,676	4,859,286	3,333,390	6,053,802
Total deposits	812,043,751	764,189,810	47,853,941	750,930,841	812,924,275	764,668,148	48,256,127	751,998,956
Interbank and money market items								
Domestic items								
Interest bearing	13,838,711	13,318,095	520,616	14,860,644	14,115,546	13,688,251	427,295	15,254,911
Non-interest bearing	1,747,703	1,709,747	37,956	1,611,006	1,751,448	1,711,292	40,156	1,613,578
Foreign items								
Interest bearing	205,287	521,076	(315,789)	523,464	205,287	521,076	(315,789)	523,464
Non-interest bearing	154,979	229,544	(74,565)	694,380	154,979	229,544	(74,565)	694,380
Total interbank and money market items	15,946,680	15,778,462	168,218	17,689,494	16,227,260	16,150,163	77,097	18,086,333
Liability payable on demand	7,430,384	8,845,379	(1,414,995)	6,757,266	7,430,384	8,845,379	(1,414,995)	6,757,266
Borrowings								
Short-term borrowings	28,763,972	33,868,287	(5,104,315)	26,619,531	28,593,808	33,935,224	(5,341,416)	26,807,900
Long-term borrowings	18,930,334	18,928,951	1,383	19,173,953	18,930,334	18,928,951	1,383	19,173,953
Total borrowings	47,694,306	52,797,238	(5,102,932)	45,793,484	47,524,142	52,864,175	(5,340,033)	45,981,853
Bank's liability under acceptance	1,562,707	1,536,317	26,390	525,175	1,562,707	1,536,317	26,390	525,175
Derivative revaluation	8,147,472	7,958,455	189,017	6,611,065	8,147,472	7,958,455	189,017	6,611,065
Other liabilities	17,692,909	16,750,871	942,038	18,963,103	17,048,452	16,089,946	958,506	18,491,808
Total Liabilities	910,518,209	867,856,532	42,661,677	847,270,428	910,864,692	868,112,583	42,752,109	848,452,456

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 September 2007	30 June 2007	Change	31 December 2006	30 September 2007	30 June 2007	Change	31 December 2006 (Restated)
Shareholders' equity								
Share capital								
Authorized share capital								
3,048,614,697 ordinary shares, Baht 10 per value	30,486,147	30,486,147	-	30,486,147	30,486,147	30,486,147	-	30,486,147
Issued and fully paid-up share capital								
2,387,969,313 ordinary shares, Baht 10 per value	23,879,693				23,879,693			
2,387,612,461 ordinary shares, Baht 10 per value		23,876,125	3,568			23,876,125	3,568	
2,382,147,733 ordinary shares, Baht 10 per value				23,821,477				23,821,477
Premium on ordinary shares	18,008,826	18,002,467	6,359	17,903,743	18,008,826	18,002,467	6,359	17,903,743
Appraisal surplus on asset revaluation	9,775,454	9,809,473	(34,019)	9,883,085	9,775,454	9,809,473	(34,019)	9,883,085
Revaluation surplus (deficit) on investments	994,753	1,240,441	(245,688)	(156,538)	993,966	1,239,697	(245,731)	(159,690)
Retained earning								
Appropriated								
Legal reserve	2,160,000	2,160,000	-	2,160,000	2,160,000	2,160,000	-	2,160,000
Unappropriated	41,957,794	39,686,810	2,270,984	34,626,533	42,181,983	39,856,256	2,325,727	34,809,407
	96,776,520	94,775,316	2,001,204	88,238,300	96,999,922	94,944,018	2,055,904	88,418,022
Minority interests	48	50	(2)	19	-	-	-	-
Total Shareholders' equity	96,776,568	94,775,366	2,001,202	88,238,319	96,999,922	94,944,018	2,055,904	88,418,022
Total Liabilities and Shareholders' equity	1,007,294,777	962,631,898	44,662,879	935,508,747	1,007,864,614	963,056,601	44,808,013	936,870,478
Off-balance sheet items-contingency								
Avals on bills and guarantees of loans	1,190,357	796,930	393,427	639,151	1,190,357	796,930	393,427	639,151
Liability under unmatured import bills	5,489,282	5,995,652	(506,370)	5,162,801	5,489,282	5,995,652	(506,370)	5,162,801
Letters of credit	17,810,211	20,443,121	(2,632,910)	19,200,000	17,810,211	20,443,121	(2,632,910)	19,200,000
Other contingencies	1,581,762,186	1,368,146,440	213,615,746	1,125,293,704	1,581,555,428	1,367,936,493	213,618,935	1,125,098,631

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF INCOME

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	Q3/07	Q2/07	Change	Q3/06	Q3/07	Q2/07	Change	Q3/06 (Restated)
Interest and dividend income								
Loans	11,221,923	11,425,425	(203,502)	10,973,483	11,382,814	11,591,599	(208,785)	11,088,762
Interbank and money market items	1,015,155	947,260	67,895	970,928	1,028,926	956,543	72,383	969,764
Hire purchase and financial lease	327,042	263,523	63,519	137,810	-	-	-	-
Investments	1,098,525	1,224,317	(125,792)	1,062,188	1,325,986	1,493,069	(167,083)	1,151,632
Total interest and dividend income	13,662,645	13,860,525	(197,880)	13,144,409	13,737,726	14,041,211	(303,485)	13,210,158
Interest expenses								
Deposits	3,664,151	4,392,243	(728,092)	3,961,694	3,677,845	4,407,155	(729,310)	3,962,765
Interbank and money market items	51,948	51,376	572	125,996	53,329	55,770	(2,441)	131,919
Short-term borrowings	294,450	97,897	196,553	274,748	297,947	101,590	196,357	275,242
Long-term borrowings	254,740	253,536	1,204	269,219	254,740	253,536	1,204	269,219
Total interest expenses	4,265,289	4,795,052	(529,763)	4,631,657	4,283,861	4,818,051	(534,190)	4,639,145
Net income from interest and dividend	9,397,356	9,065,473	331,883	8,512,752	9,453,865	9,223,160	230,705	8,571,013
Bad debt and doubtful accounts (reversal)	707,302	1,001,506	(294,204)	(425,686)	813,509	1,006,142	(192,633)	(372,036)
Loss on debt restructuring	1,046,803	319,541	727,262	1,883,657	887,596	293,237	594,359	1,820,789
Net income from interest and dividend after of bad debt and doubtful accounts (reversal) and loss on debt restructuring	7,643,251	7,744,426	(101,175)	7,054,781	7,752,760	7,923,781	(171,021)	7,122,260
Non-interest income								
Gain on investments	170,324	585,220	(414,896)	69,292	138,858	530,237	(391,379)	75,222
Share of profit from investments on equity method *	56,540	37,410	19,130	73,493	-	-	-	-
Fees and service income								
Acceptance, aval and guarantees	271,439	244,549	26,890	224,610	271,439	244,549	26,890	224,610
Others	3,179,101	3,049,286	129,815	2,516,755	2,799,515	2,672,778	126,737	2,256,499
Gain on exchange	731,684	617,696	113,988	552,041	731,684	617,696	113,988	552,041
Other income	244,478	230,978	13,500	303,101	226,627	181,679	44,948	290,537
Total non-interest income	4,653,566	4,765,139	(111,573)	3,739,292	4,168,123	4,246,939	(78,816)	3,398,909
Non-interest expenses								
Personnel expenses	2,365,599	2,270,492	95,107	2,070,069	2,182,193	2,111,701	70,492	1,927,261
Premises and equipment expenses	1,533,601	1,588,173	(54,572)	1,267,604	1,474,251	1,532,137	(57,886)	1,226,922
Taxes and duties	605,617	607,990	(2,373)	558,875	589,327	594,834	(5,507)	548,685
Fees and service expenses	824,052	769,488	54,564	721,505	760,891	740,771	20,120	688,031
Directors' remuneration	22,975	35,679	(12,704)	22,920	21,475	34,179	(12,704)	21,420
Contribution to Financial Institutions Development Fund	766,279	754,922	11,357	689,132	766,279	754,922	11,357	689,132
Other expenses	1,027,962	1,027,856	106	1,045,840	941,987	961,051	(19,064)	973,597
Total non-interest expenses	7,146,085	7,054,600	91,485	6,375,945	6,736,403	6,729,595	6,808	6,075,048
Income before income tax	5,150,732	5,454,965	(304,233)	4,418,128	5,184,480	5,441,125	(256,645)	4,446,121
Income tax expenses	1,738,750	1,367,279	371,471	1,342,590	1,698,788	1,333,082	365,706	1,310,373
Net income before minority interest	3,411,982	4,087,686	(675,704)	3,075,538	3,485,692	4,108,043	(622,351)	3,135,748
Income of minority interest	(2)	(4)	2	3	-	-	-	-
Net income	3,411,980	4,087,682	(675,702)	3,075,541	3,485,692	4,108,043	(622,351)	3,135,748
Basic earnings per share (Baht)	1.43	1.71	(0.28)	1.29	1.46	1.72	(0.26)	1.32
Number of the weighted average number of ordinary shares ('000)	2,387,684	2,387,502	182	2,381,898	2,387,684	2,387,502	182	2,381,898

* The Bank changed to record its investments in subsidiary companies and associated companies for the Bank 2007 financial statements from equity method to cost method since 1 January 2007. Certain accounts in the comparative financial statements have been restated to conform with the presentation in the financial statements for the quarter ended 30 September 2007.

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

For the nine - month periods ended 30 September 2007 and 2006

	Consolidated (Thousand Baht)			The Bank (Thousand Baht)		
	2007	2006	Change	2007	2006 (Restated)	Change
Interest and dividend income						
Loans	34,230,004	30,693,827	3,536,177	34,684,861	30,885,974	3,798,887
Interbank and money market items	3,016,942	3,072,556	(55,614)	3,045,077	3,068,813	(23,736)
Hire purchase and financial lease	805,091	296,054	509,037	-	-	-
Investments	3,582,453	3,243,811	338,642	4,218,496	3,517,876	700,620
Total interest and dividend income	41,634,490	37,306,248	4,328,242	41,948,434	37,472,663	4,475,771
Interest expenses						
Deposits	12,859,797	9,827,037	3,032,760	12,899,246	9,828,938	3,070,308
Interbank and money market items	165,636	439,455	(273,819)	176,323	453,242	(276,919)
Short-term borrowings	558,230	506,690	51,540	570,741	507,184	63,557
Long-term borrowings	764,563	809,626	(45,063)	764,563	809,626	(45,063)
Total interest expenses	14,348,226	11,582,808	2,765,418	14,410,873	11,598,990	2,811,883
Net income from interest and dividend	27,286,264	25,723,440	1,562,824	27,537,561	25,873,673	1,663,888
Bad debt and doubtful accounts	2,637,714	823,063	1,814,651	2,776,520	1,131,089	1,645,431
Loss on debt restructuring	1,442,965	2,999,481	(1,556,516)	1,249,010	2,717,937	(1,468,927)
Net income from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring	23,205,585	21,900,896	1,304,689	23,512,031	22,024,647	1,487,384
Non-interest income						
Gain on investments	1,155,940	234,233	921,707	1,059,930	237,382	822,548
Share of profit from investments on equity method *	130,879	138,492	(7,613)	-	-	-
Fees and service income						
Acceptance, aval and guarantees	740,679	607,084	133,595	740,679	607,084	133,595
Others	8,891,340	7,059,006	1,832,334	7,881,228	6,284,386	1,596,842
Gain on exchanges	1,959,171	1,250,666	708,505	1,959,171	1,250,666	708,505
Other income	745,807	910,258	(164,451)	585,662	816,781	(231,119)
Total non-interest income	13,623,816	10,199,739	3,424,077	12,226,670	9,196,299	3,030,371
Non-interest expenses						
Personnel expenses	6,750,796	5,794,335	956,461	6,257,753	5,378,516	879,237
Premises and equipment expenses	4,508,850	3,680,241	828,609	4,349,572	3,564,389	785,183
Taxes and duties	1,808,511	1,605,129	203,382	1,765,894	1,559,857	206,037
Fees and service expenses	2,249,928	2,063,534	186,394	2,132,056	1,958,856	173,200
Directors' remuneration	72,526	72,283	243	68,026	67,743	283
Contribution to Financial Institutions Development Fund	2,276,124	2,079,669	196,455	2,276,124	2,079,669	196,455
Other expenses	3,029,529	2,504,388	525,141	2,791,603	2,274,685	516,918
Total non-interest expenses	20,696,264	17,799,579	2,896,685	19,641,028	16,883,715	2,757,313
Income before income tax	16,133,137	14,301,056	1,832,081	16,097,673	14,337,231	1,760,442
Income tax expense	4,756,674	4,066,953	689,721	4,649,530	3,961,070	688,460
Net income before minority interest	11,376,463	10,234,103	1,142,360	11,448,143	10,376,161	1,071,982
Income of minority interest	(6)	1,424	(1,430)	-	-	-
Net income	11,376,457	10,235,527	1,140,930	11,448,143	10,376,161	1,071,982
Basic earnings per share (Baht)	4.77	4.30	0.47	4.80	4.36	0.44
Number of the weighted average number of ordinary shares ('000)	2,387,105	2,381,254	5,851	2,387,105	2,381,254	5,851

* The Bank changed to record its investments in subsidiary companies and associated companies for the Bank 2007 financial statements from equity method to cost method since 1 January 2007. Certain accounts in the comparative financial statements have been restated to conform with the presentation in the financial statements for the nine - month periods.

Data of Consolidated

Million Baht

	30 Sep 07	30 June 07
[illegible]	[illegible]	[illegible]
Total Assets	1,007,295	962,632
[illegible]	[illegible]	[illegible]
NPL (net)	3.34%	3.59%
[illegible]	[illegible]	[illegible]
Total Capital funds ratio	14.82%	14.50%
[illegible]	[illegible]	[illegible]
ROA	1.39%	1.72%
[illegible]	[illegible]	[illegible]

Interest Rate	30 Sep 07	30 June 07
[illegible]	[illegible]	[illegible]
MOR	7.10%	7.25%
[illegible]	[illegible]	[illegible]
Saving	0.75%	0.75%
[illegible]	[illegible]	[illegible]
Fixed 6 months	2.00%	2.25%
[illegible]	[illegible]	[illegible]
Fixed 24 months	2.50%	2.50%
[illegible]	[illegible]	[illegible]

NPL (net) : Non performing loan net
(Non performing loan after allowance for doubtful account of non – performing loan)
NPL (gross) : Non performing loan gross
NIM : Net interest margin
ROA : Return on average assets
ROE : Return on average equity
MLR : Minimum lending rate
MOR : Minimum overdraft rate
MRR : Minimum retail rate

Consolidated statements of income

Million Baht

	Q3/07	Q2/07	Change
Total interest and dividend income	13,663	13,861	(198)
Total interest expenses	4,265	4,795	(530)
Net income from interest and dividend	9,398	9,066	332
Bad debt and doubtful accounts	707	1,002	(295)
Loss on debt restructuring	1,047	320	727
Net income from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring	7,644	7,744	(100)
Total non-interest income	4,653	4,765	(112)
Total non-interest expenses	7,146	7,054	92
Income before income tax	5,151	5,455	(304)
Income tax expenses	1,739	1,367	372
Net income	3,412	4,088	(676)

In the third quarter of 2007, the Bank and its subsidiaries recorded net operating income amounting to Baht 3,412 Million, increasing from the preceding quarter by Baht 676 Million or 16.54%. The items having significant changes are as follows:

- **Total interest and dividend income**, down by Baht 198 Million or 1.43% over the preceding quarter, as follows:

Million Baht

Interest and dividend income	Q3/07	Q2/07	Change
Loans	11,222	11,426	(204)
Interbank and money market items	1,015	947	68
Hire purchase and financial lease	327	264	63
Investments	1,099	1,224	(125)
Total	13,663	13,861	(198)

- Interest income from loans decreased by Baht 204 Million or 1.79% in this quarter, because the Bank reduced its lending rates by 0.15%.

- Interest expenses down from the previous quarter by Baht 530 Million or 11.05%, due largely to a drop in interest expenses from deposits amounting to Baht 728 Million, or 16.58% , reducing fixed deposit interest rates by 0.25 %

Million Baht

Interest expenses	Q3/07	Q2/07	Change
Deposits	3,664	4,392	(728)
Interbank and money market items	52	51	1
Short-term borrowings	294	98	196
Long-term borrowings	255	254	1
Total	4,265	4,795	(530)

- **Bad debt and doubtful accounts**

Million Baht

Bad debt and doubtful accounts	Q3/07	Q2/07	Change
The Bank-only			
>> addition in this quarter	1,701	1,299	402
>>compensate for loss on debt restructuring	(888)	(292)	(596)
Subsidiaries			
>> decrease in this quarter	(106)	(5)	(101)
Total	707	1,002	(295)

- **Non-interest income**, down by Baht 112 Million or 2.35% from the preceding quarter. The items having significant changes are as follows:

Million Baht

Non-interest income	Q3/07	Q2/07	Change
Gain on investments	170	585	(415)
Share of profit from investments on equity method	57	37	20
Fees and service income	3,450	3,294	156
Gain on exchange	732	618	114
Other income	244	231	13
Total	4,653	4,765	(112)

- Gain on investments, dropped by Baht 415 Million or 70.94% from the preceding quarter due mainly to decrease in sales of investments during the quarter in a favorable environment.

- Fees and service income, up by Baht 156 Million or 4.74% from the preceding quarter due mainly to Fee received from money transfer and bancassurance.

- The results of operation of the bank's subsidiary and associated companies.

Million Baht

Profit (loss)	Q3/07	Q2/07
Phethai – AMC	(30)	22
Other associates and subsidiaries	180	258
Total	150	280

- **Total non-interest expenses**, up by the preceding quarter by Baht 92 Million or 1.30%. The items having significant changes are as follows:

Million Baht

Non-interest expenses	Q3/07	Q2/07	Change
Personnel expenses	2,365	2,270	95
Premises and equipment expenses	1,534	1,588	(54)
Taxes and duties	606	608	(2)
Fee and service expenses	824	769	55
Directors' remuneration	23	36	(13)
Contributions to FIDF	766	755	11
Other expenses	1,028	1,028	-
Total	7,146	7,054	92

Consolidated Balance Sheets

Million Baht

	30 Sep 07	30 Jun 07	Change
Total Assets	1,007,295	962,632	44,663
Total Liabilities	910,518	867,857	42,661
Total Shareholders' equity	96,777	94,775	2,002

>> Assets

Million Baht

	30 Sep 07	30 Jun 07	Change
Total Assets	1,007,295	962,632	44,663
▪ Interbank and money market items	121,914	105,903	16,011
▪ Securities purchased under resale agreements	-	6,000	(6,000)
▪ Investment-net	103,899	92,303	11,596
▪ Loans and accrued interest receivables-net	697,803	671,823	25,980

The items of **Total Assets** having significant changes are as follows:

- **Interbank and money market items on assets,** up by Baht 16,011 Million or 15.12% **Investments-net,** up by Baht 11,596 Million or 12.56% and **Investment in the bond repurchase market with the Bank of Thailand,** down by Baht 6,000 Million or 100% as the result of the Bank's liquidity management in highly effective direction.

Million Baht

Investments	30 Sep 07	30 Jun 07	Change
Debt securities	99,233	87,670	11,563
Equity securities	4,666	4,633	33
Total	103,899	92,303	11,596

- **Loans, Interest receivables and Allowance for doubtful accounts**

Million Baht

	30 Sep 07	30 Jun 07	Change
Loans	729,565	703,419	26,146
● Restructured loans	61,123	60,563	560
-Performing Restructured loans	39,443	37,460	1,983
-Non- performing Restructured loans [1]	21,680	23,103	(1,423)
● Non- restructured loans	668,442	642,856	25,586
Interest receivables	1,711	1,774	(63)
Total loans and interest receivables	731,276	705,193	26,083
Less Allowance for doubtful accounts	(31,459)	(32,021)	562
Revaluation allowance for debt Restructuring	(2,014)	(1,349)	(665)
Total loans and interest receivables-net	697,803	671,823	25,980

- Loans, up by Baht 26,146 Million or 3.72% due mainly to an increase in loans (after repayment) amounting to Baht 27,471 Million, reduced by loan written off amounting to Baht 1,325 Million in this quarter.

[1] as part of NPL

- **Classified Loans**

Million Baht

	Consolidated							
	30 Sep 2007				30 Jun 2007			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision
Pass	673,477	295,153	1	2,951	647,716	287,644	1	2,876
Special mention	9,424	2,511	2	60	9,167	2,977	2	69
Sub standard	7,292	3,218	100	3,218	7,662	3,880	100	3,880
Doubtful	11,348	4,535	100	4,535	10,628	3,933	100	3,933
Doubtful of loss	28,952	14,653	100	14,653	29,581	14,479	100	14,479
Total	730,503	320,070		25,417	704,754	312,913		25,237
Revaluation allowance for debt restructuring				2,014				1,349
Total				27,431				26,586
Allowance established in excess of BOT regulations for NPLs and Normal loans				6,042				6,784
Kasikorn Securities Public Co., Ltd.	773			-	439			-
Total	731,276			33,473	705,193			33,370

Million Baht

	The Bank							
	30 Sep 2007				30 Jun 2007			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total Provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision
Pass	678,701	319,926	1	3,199	652,551	309,035	1	3,090
Special mention	8,565	2,454	2	49	8,432	2,899	2	58
Sub standard	7,154	3,192	100	3,192	7,597	3,870	100	3,870
Doubtful	11,304	4,521	100	4,521	10,594	3,920	100	3,920
Doubtful of loss	22,163	11,747	100	11,747	22,060	11,059	100	11,059
Total	727,887	341,840		22,708	701,234	330,783		21,997
Revaluation allowance for debt restructuring				2,009				1,341
Total				24,717				23,338
Allowance established in excess of BOT regulations for NPLs and Normal loans				4,963				5,662
Total				29,680				29,000

>> Liabilities and Shareholders' equity

Million Baht

	30 Sep 07	30 Jun 07	Change
Total Liabilites	910,518	867,857	42,661
▪Deposits	812,044	764,190	47,854
▪Liability payable on demand	7,430	8,845	(1,415)
▪Short-term borrowings	28,764	33,868	(5,104)
Shareholders' equity	96,777	94,775	2,002

The items of **Total Liabilities** and **shareholders' equity** having significant changes are as follows:

❑ **Deposits**, up by the preceding quarter by Baht 47,854 Million or 6.26% due mainly to an increase in 3 – 5 months fixed deposits.

Million Baht

Type of deposits	30 Sep 07	30 Jun 07	Change
Current	46,328	39,872	6,456
Saving	372,650	349,769	22,881
Fixed 3 – 5 months	250,264	196,290	53,974
Fixed 6 – 11 months	65,725	84,328	(18,603)
Fixed 12 months and upward	77,077	93,931	(16,854)
Total	812,044	764,190	47,854

❑ **Shareholders' equity**, up by Baht 2,002 Million or 2.11% as a result of operating income amounting to Baht 3,412 Million, reduced by interim dividend of Baht 1,194 Million and a reduction in revaluation surplus on investments of Baht 246 Million in this quarter.

>> Capital Funds

Million Baht

	30 Sep 07	30 Jun 07	Change
Tier 1*	82,711	75,681	7,030
Tier 2	28,999	29,016	(17)
Total Tier*	111,710	104,697	7,013
Risk weighted assets	753,753	721,893	31,860
Tier 1 capital ratio*	10.97%	10.48%	0.49%
Total capital ratio*	14.82%	14.50%	0.32%

* excluding net profit of each period.

ธนาคารกสิกรไทย
KASIKORNBANK

Additional Information

Investment, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	Consolidated (Million Baht)					The Bank (Million Baht)				
	30 Sep 07	30 Jun 07	31 Mar 07	31 Dec 06	30 Sep 06	30 Sep 07	30 Jun 07	31 Mar 07	31 Dec 06 (Restated)	30 Sep 06 (Restated)
Investments										
Debt Instruments	93,233	87,670	105,361	97,317	95,784	90,054	87,355	105,048	96,742	95,251
• Government and state enterprise securities										
>> Trading investments	11,007	11,118	18,642	6,124	12,140	11,007	11,118	18,642	6,124	12,140
>> Available-for-sale investments	49,371	32,390	45,156	44,184	42,449	49,371	32,390	45,156	44,184	42,449
>> Held-to-maturity investments	8,025	8,301	10,407	11,125	11,660	7,846	7,886	10,094	10,660	11,123
• Private enterprise debt instruments										
>> Trading investments	1,021	933	925	493	1	1,025	923	925	493	1
>> Available-for-sale investments	639	627	842	1,436	1,553	639	627	842	1,436	1,553
>> Held-to-maturity investments	911	931	921	980	980	911	931	921	980	980
• Foreign debt instruments										
>> Available-for-sale investments	26,374	31,135	25,481	29,843	22,896	20,374	31,135	25,481	29,842	22,836
>> Held-to-maturity investments	1,885	2,245	2,977	3,063	4,109	1,883	2,345	2,977	3,063	4,109
Equity Securities	4,666	4,633	4,580	4,770	5,617	12,810	12,765	13,096	13,320	13,659
>> Trading investments	288	251	257	242	237	288	251	257	243	247
>> Available-for-sale investments	976	918	708	814	868	955	897	607	793	853
>> General investments	2,813	2,950	3,074	3,231	3,877	2,310	2,360	2,411	2,544	2,817
>> Investments in subsidiaries & associated companies	539	514	541	483	445	9,357	9,257	9,741	9,741	9,742
Total investment-net	102,899	92,303	109,941	101,987	101,305	111,864	100,120	118,144	110,063	108,910
Loans, Accrued interest receivables and Allowance for doubtful accounts										
Written off loans	1,225	1,133	1,001	3,974	1,482	1,094	1,028	387	4,558	1,214
Restructured loans	61,123	60,563	60,312	61,514	67,050	55,834	54,403	53,779	54,635	59,447
Non-performing loans net (NPL net) *	24,007	24,427	25,692	27,282	N/A	20,517	20,816	21,898	20,886	N/A
Total loans used for NPL net ratio calculation*	719,750	681,276	663,196	659,545	N/A	730,602	681,744	662,724	657,798	N/A
NPL net to total loans*(%)	3.34	3.58	3.87	4.14	N/A	2.85	3.05	3.31	3.18	N/A
Non-performing loans gross (NPL gross)	47,071	47,281	49,048	46,495	53,310	40,269	38,862	41,351	38,231	42,460
Total loans used for NPL gross ratio calculation	743,834	704,130	686,553	678,758	657,050	740,355	700,790	683,077	675,202	651,681
NPL gross to total loans (%)	6.34	6.71	7.14	6.85	8.11	5.44	5.49	6.05	5.67	6.52
Classified loans										
>> Pass	673,477	647,716	627,777	633,131	594,114	678,701	653,531	632,047	628,366	600,078
>> Special mention	8,434	9,167	8,972	8,469	7,781	8,565	8,432	7,046	7,817	7,331
>> Sub standard	7,292	7,663	9,180	7,777	7,785	7,154	7,507	9,134	7,725	7,737
>> Doubtful	11,348	10,635	9,929	10,298	12,250	11,304	10,594	9,895	10,260	12,199
>> Doubtful of loss	29,962	29,581	30,568	25,030	34,048	22,162	22,060	22,743	20,696	23,972
Total	730,503	704,754	686,426	678,705	655,981	727,887	701,234	682,765	674,965	650,317
Kasikorn Securities Public Co., Ltd.	773	438	449	315	-	-	-	-	-	-
Total	731,276	705,192	686,875	679,020	655,981	727,887	701,234	682,765	674,965	650,317
Allowance for doubtful accounts	33,473	33,370	33,272	32,893	36,363	29,680	29,000	28,618	27,973	29,314
Allowance as required by BOT	27,431	26,586	27,291	25,651	24,132	24,717	23,338	23,828	21,823	19,329
Allowance to allowance as required by BOT(%)	122.03	125.52	121.92	128.63	150.27	120.08	124.26	120.10	128.15	151.97
Properties foreclosed-net										
Properties foreclosed	17,432	17,453	18,101	18,727	19,585	12,456	12,741	13,181	13,455	14,218
Less Allowance for impairment	(3,093)	(3,081)	(3,161)	(3,232)	(2,816)	(1,353)	(1,600)	(1,695)	(1,796)	(3,315)
Properties foreclosed-net	14,339	14,372	15,940	15,495	16,769	11,103	11,141	11,486	11,659	11,833
Deposits										
>> Current	46,328	39,873	48,607	41,506	37,931	45,493	40,018	48,770	41,843	38,133
>> Saving	372,650	349,769	340,495	345,358	332,130	373,365	350,101	340,739	345,669	333,339
>> Fixed 3 - 5 months	250,344	194,290	193,712	176,535	175,410	250,264	194,290	193,712	176,535	175,410
>> Fixed 6 - 11 months	65,725	84,528	106,853	106,406	120,332	65,725	84,313	107,272	106,826	120,332
>> Fixed 12 months and upward	77,077	93,931	83,888	81,126	74,606	77,077	93,847	83,888	81,126	74,606
Total deposits	812,044	764,190	773,555	750,931	730,209	812,024	764,488	774,371	751,049	730,700

* In the fourth quarter of 2006, the Bank is in accordance with BOT regulations regarding "Statutory structure of assets and liabilities" dated 7 December 2006.

Additional Information

Investment, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	%[2]					%[3]				
	30 Sep 07	30 Jun 07	31 Mar 07	31 Dec 06	30 Sep 06	30 Sep 07	30 Jun 07	31 Mar 07	31 Dec 06	30 Sep 06
Capital funds ratio[1]										
Tier 1 capital ratio	10.97	10.48	10.25	10.46	11.17	11.44	11.63	11.76	11.41	11.65
Tier 2 capital ratio	3.85	4.02	4.18	4.29	4.92	3.85	4.02	4.19	4.29	4.92
Total Capital funds ratio	14.82	14.50	14.43	14.74	16.09	15.29	15.64	15.95	15.70	16.57

(1) Calculated from the financial statements of the Bank and included the risk assets of the Bank's subsidiaries asset management companies.

(2) Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per the Bank's regulations. Net profit in the second period is also counted as capital after approval of the General Meeting of Shareholders. However, whenever a net loss occurs, the capital must be immediately reduced accordingly.

(3) Including net profit of each period be counted as the capital funds.

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

Additional Information

Financial Highlights – Consolidated financial statement

As of or for the quarter ended		30 Sep 07	30 Jun 07	%Change	31 Mar 07	31 Dec 06	30 Sep 06
Common share information:							
Per share (Baht)	- basic earnings	1.43	1.71	(16.37)	1.62	1.44	1.29
	- book value	40.53	39.69	2.12	39.32	37.04	35.70
Share price [1] (Baht)	- high	88.80	75.00	18.00	68.00	73.50	70.50
	- low	68.50	63.50	7.87	51.50	48.75	54.50
	- closing	81.00	74.00	9.46	65.00	61.50	67.00
Common shares outstanding	- average basis (thousand share)	2,387,684	2,387,502	0.01	2,386,113	2,383,125	2,381,898
	- end of quarter (thousand share)	2,387,693	2,387,612	0.00	2,386,605	2,382,147	2,381,941
Market capitalization (Million Baht)		193,403	176,683	9.46	155,130	146,502	159,590
Value measures:							
Price to book value ratio (PBV)		2.00	1.86	7.53	1.65	1.66	1.88
Operating results (Million Baht)							
Interest and dividend income		13,663	13,861	(1.43)	14,111	14,503	13,144
Interest expenses		4,265	4,795	(11.05)	5,288	5,614	4,631
Net income from interest and dividends		9,398	9,066	3.66	8,823	8,889	8,513
Bad debt and doubtful accounts [2]		1,754	1,322	32.68	1,003	1,596	1,458
Non-interest income		4,653	4,765	(2.35)	4,205	3,956	3,740
Non-interest expense		7,146	7,054	1.30	6,493	7,762	6,376
Total income [3]		14,051	13,831	1.59	13,028	12,845	12,253
Net income		3,412	4,088	(16.54)	3,877	3,429	3,076
Operating measures:							
Net interest margin [4]		4.03%	4.03%	0.00	3.87%	4.05%	4.07%
Efficiency ratio		50.86%	51.00%	(0.14)	48.85%	60.43%	52.04%
Return on average assets (ROA) [5]		1.39%	1.72%	(0.33)	1.65%	1.49%	1.40%
Return on average equity (ROE) [6]		14.25%	17.34%	(3.09)	17.03%	15.83%	14.69%
Number of employees		11,881	11,587	2.54	11,322	11,219	10,985
Balance sheet information (Million Baht)							
Loans		729,565	700,419	3.72	685,036	677,207	654,029
Allowance for doubtful accounts [2]		33,473	33,370	0.31	33,272	32,993	36,263
Non-performing loans net (NPL net)		24,007	24,427	(1.72)	25,692	27,282	N/A
Non-performing loans (NPL gross)		47,071	47,281	(0.44)	49,048	46,495	53,310
Total assets		1,007,295	962,632	4.64	941,827	935,509	908,459
Deposits		812,044	764,190	6.26	773,555	750,931	730,209
Total liabilities		910,518	867,857	4.92	848,081	847,271	823,414
Shareholders' equity [6]		96,777	94,775	2.11	93,846	88,238	85,045
Average assets		984,964	952,280	3.43	938,718	921,984	876,514
Average earning assets [7]		932,344	900,048	3.69	888,370	878,125	836,126
Average shareholders' equity [6]		95,776	94,311	1.55	91,042	86,642	83,737
Risk weighted assets		753,753	731,893	4.41	703,190	687,638	643,974
Balance sheet quality measures:							
Loans to deposits ratio		89.84%	92.05%	(2.21)	88.56%	90.18%	89.57%
Shareholders' equity to risk weighted assets		12.84%	13.13%	(0.29)	13.35%	12.83%	13.21%
Return on risk weighted assets [5]		1.81%	2.27%	(0.46)	2.21%	1.99%	1.91%
Tier 1 capital ratio		10.97%	10.48%	0.49	10.25%	10.46%	11.17%
Total capital ratio		14.83%	14.50%	0.33	14.43%	14.74%	16.09%
NPL net to loans [8]		3.34%	3.59%	(0.25)	3.87%	4.14%	N/A
NPL gross to loans [8]		6.34%	6.71%	(0.37)	7.14%	6.85%	8.11%
Total allowance to loans		4.59%	4.74%	(0.15)	4.86%	4.87%	5.54%
Total allowance to NPL gross		71.11%	70.58%	0.53	67.84%	70.96%	68.02%
NPL gross after allowance (Million Baht)		13,598	13,911	(2.25)	15,776	13,502	17,047

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

Financial Highlights – Consolidated financial statement (continued)

1) local board / high-low share prices during the quarter

2) Including loss on debt restructuring

3) Total income = Net income from interest and dividend + Non-interest income

4) Annualized

5) Including revaluation allowance for debt restructuring

6) Excluding minority interest

7) Earning assets = Interbank and money market items net + Securities purchased under resale agreement + Investments net + Loans + Accrued interest receivables

8) Loans used in calculation are loans to general customers and loans to financial institutions after allowance for doubtful account of non-Performing loan

9) Loans used in calculation are loans to general customers and loans to financial institutions

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Additional Information

Preparing of Consolidated financial statement

The consolidated financial statement comprise the Bank and its subsidiaries, are as follows:

	% Shareholding (Directly and Indirectly)				
	30 Sep 07	30 Jun 07	31 Mar 07	31 Dec 06	30 Sep 06
Phethai Asset Management Co., Ltd. (Phethai-AMC)	100.00	100.00	100.00	100.00	99.99
KASIKORNBANKGROUP					
>> Kasikorn Research Center Co., Ltd. (KResearch)	100.00	100.00	100.00	100.00	99.99
>> Kasikorn Asset Management Co., Ltd. (KAsset)	100.00	100.00	100.00	100.00	99.99
>> Kasikorn Securities Co., Ltd. (KSecurities)	99.99	99.99	99.99	99.99	99.99
>> Kasikorn Factoring Co., Ltd. (KFactoring)	100.00	100.00	100.00	100.00	99.99
>> Kasikorn Leasing Co., Ltd. (KLeasing)	100.00	100.00	100.00	100.00	99.99
Progress Land and Buildings Co., Ltd. (PLB)	100.00	100.00	100.00	100.00	99.99
KHAO KLA Venture Capital Management Co., Ltd.	100.00	-	-	-	-

The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank.

Remark: The Stock Exchange of Thailand requires banks to submit financial reports as follows

- The C.B. 1.1 which is the Bank-only financial statements within 21 days after the end of each quarter.
- The Consolidated and the Bank-only financial statements within 45 days after the end of the first and third quarters, and within 60 days after the end of the second and fourth quarters.

END